FORM 6K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

Commission File Number:     0-15276

For the month of:         February, 2004

CLEARLY CANADIAN BEVERAGE CORPORATION
(Translation of registrant’s name into English)

2489 Bellevue Avenue, West Vancouver, British Columbia. Canada V7V 1E1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated this 24th day of February, 2004.

CLEARLY CANADIAN BEVERAGE CORPORATION (Registrant)

By: (signed) "Bruce E. Morley" Bruce E. Morley, Chief Legal Officer

FOR IMMEDIATE RELEASE

CLEARLY CANADIAN ANNOUNCES SECURED BRIDGE LOANS

VANCOUVER, B.C., FEBRUARY 23, 2004 – CLEARLY CANADIAN BEVERAGE CORPORATION (TSX: CLV; OTCBB: CCBC) is pleased to announce, further to its February 6, 2004 news release, that it has made arrangements for secured bridge loans in the aggregate amount of Cdn$2.5 million.

The Company has signed a term sheet with Quest Capital Corp. for a $2,000,000 loan for a term of six months, which term may be extended for a further six months. The loan will bear interest at a rate of 12% per annum compounded and payable monthly, and will be secured by a charge over all of the Company’s present and future assets and properties. The Company has agreed to issue to Quest Capital 660,000 common shares as a bonus, and an additional 660,000 common shares if the term of the loan is extended for a further six months.

A management group, comprised of certain officers and directors of the Company, will fund an additional $500,000 loan on the same terms and conditions as the Quest Capital loan, but subordinated in priority and payment to the Quest Capital loan. The Company has agreed to issue to the management group an aggregate of 165,000 common shares as a bonus, and an additional 165,000 common shares if the term of the loan is extended for a further six months. The issuance of bonus shares to the management group is subject to approval by the disinterested shareholders of the Company at the Company’s next annual general meeting.

The net proceeds of the bridge loans will be used for general working capital. It is expected that the loans will be repaid from the net proceeds of the Company’s previously announced proposed unit prospectus offering in which the Company intends to raise up to Cdn$9 million through Dundee Securities Corporation as agent. Dundee Securities Corporation will receive a cash fee equal to 7% of $2,000,000 for arranging the bridge financing with Quest Capital and will also receive 250,000 broker warrants, each of which will entitle Dundee Securities to purchase one common share of the Company at an exercise price to be determined in accordance with the rules of the Toronto Stock Exchange.

The funding of the loan by Quest Capital is subject to their completion of satisfactory due diligence and the execution of definitive loan and security documents, and the loan and the issuance of the bonus shares are subject to regulatory approval.

About Clearly Canadian
Based in Vancouver, B.C., Clearly Canadian markets premium alternative beverages and products, including Clearly Canadian® sparkling flavored water, Clearly Canadian O+2® and TréLimone® which are distributed in the United States, Canada and various other countries. Additional information on Clearly Canadian may be obtained on the world wide web at www.clearly.ca. Statements in this news release that are not historical facts are forward-looking statements that are subject to risks and uncertainties. Words such as “expects”, “intends”, “anticipates”, “likely”, “believes” and words of similar import also identify forward-looking statements. Forward-looking statements are based on current expectations and analyses, including the Company’s ability to complete the equity and debt financings referred to in this news release and the Company’s analysis of its cash flow requirements as well as its product distribution systems and its expectations regarding the effects of anticipated product distribution changes and the potential benefits of such efforts and activities on the Company’s results of operations in future periods. Actual results may differ materially from those currently anticipated due to a number of factors including, but not limited to, the Company’s ability to generate sufficient cash flows to support general operating activities and capital expansion plans, general economic conditions, changing beverage consumption trends of consumers, competition, pricing and availability of raw materials, the Company’s ability to maintain the current and future retail listings for its beverage products and to maintain favourable supply, production and distribution arrangements, laws and regulations and changes thereto that may affect the way the Company’s products are manufactured, distributed and sold and other factors beyond the reasonable control of the Company. Additional information on factors that may affect the business and financial results of the Company can be found in filings of the Company with the U.S. Securities and Exchange Commission and with the British Columbia and Ontario Securities Commissions.

CLEARLY CANADIAN BEVERAGE CORPORATION

      (Signed) “Douglas L. Mason”
Douglas L. Mason, President and C.E.O.

For further information please contact: Clive Shallow, Manager, Shareholder Relations (e-mail: cshallow@clearly.ca) 800/663-5658 (USA) or 800/663-0227 (Canada)	Valerie Samson, Communications (e-mail: vsamson@clearly.ca)

CLEARLY  CANADIAN BEVERAGE CORPORATION is the registered holder of various trademarks, including CLEARLY CANADIAN®. CLEARLY CANADIAN BEVERAGE CORPORATION, and its
wholly owned subsidiaries, produce, distribute and market CLEARLY CANADIAN®, CANADIAN O+2®
and TRE LIMONE®.